June 14, 2012 Via EDGAR
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
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WRITER'S DIRECT LINE
414.297.5644
jrothman@foley.com EMAIL

CLIENT/MATTER NUMBER
015428-0122

Mr. Kevin L. Vaughn Accounting Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K
Filed May 2, 2012
File No. 001-07283

Dear Mr. Vaughn:

On behalf of our client, Regal Beloit Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 16, 2012 (the “Comment Letter”), with respect to the above-referenced filings.  The comments of the Staff are repeated below (in bold italics), followed by the Company’s responses (in regular type).

Form 8-K Filed May 2, 2012

1.
We note your disclosure of the non-GAAP financial measure Free Cash Flow in the summary bullet points in the introduction to your press release.  In future filings, please include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure or measures in accordance with Regulation G and Instruction 2 to Item 2.02 of Form 8-K.

The Company respectfully advises the Staff that, where applicable in future filings, the Company will include a prominent presentation of any comparable GAAP measure whenever a non-GAAP measure is presented.

Form 10-K for the Fiscal Year Ended December 31, 2011

Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments, page 27

2.
We note the amounts for “debt including estimated interest payments” here and the schedule of debt maturities disclosed in footnote seven of your financial statements.  Please tell us when the interest payments must be made for each debt tranche outstanding and how such amounts are reflected in this table.  Refer to Item 303(a)(5) of Regulation S-K and paragraph 470-10-50-5 of the FASB Accounting Standards Codification.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
June 14, 2012

The Company respectfully advises the Staff of the following timing with respect to the interest payments for the Company’s outstanding debt:

- Interest on each tranche of the $500.0 million of Fixed Rate Series 2011A Senior Notes is payable semi-annually in January and July of each year;

- Interest on each tranche of the $250.0 million of Floating Rate Series 2007A Senior Notes is payable quarterly in February, May, August and November of each year; and

- Interest on the Term Loan, Revolver and Other debt is payable monthly.

The Company further advises the Staff that, for each tranche of the Company’s debt, all interest payments are included in Contractual Obligations table in the year in which such interest payments are due.  Variable rate debt information is based on December 2011 rates.

Notes to Consolidated Financial Statements, page 39

Note 3 – Accounting Policies, page 39

Research and Development, page 39

3.
Please revise future filings to disclose the total amount of research and development costs charged to expense for each period for which an income statements is presented.  Refer to paragraph 730-10-50-1 of the FASB Accounting Standards Codification.

The Company respectfully advises the Staff that the total amount of research and development costs will be disclosed in future annual filings.  The Company further advises the Staff that the Company expenses research and development costs as they are incurred.

Note 14 – Fair Value, page 56

4.
Given your new debt issuance in 2011, please tell us how you considered the requirements of paragraph 825-10-50-10 of the FASB Accounting Standards Codification to disclose the fair value of all your financial instruments as defined in Topic 825.

A substantial portion of the Company’s debt is variable rate and, therefore, the fair value for such variable rate debt approximates the carrying value of such debt.  The balance of the fixed rate debt would be valued utilizing similar instruments that have the same or similar time to maturity.  The majority of such fixed rate debt was borrowed in the third quarter of 2011 in conjunction with the Company’s acquisition of EPC.

The fair value of the Company’s variable rate and fixed rate debt at December 31, 2011 was approximately $951.0 million.

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
June 14, 2012

The Company respectfully advises the Staff that, in future filings, it will disclose the fair value of all of its financial instruments as required by paragraph 825-10-50-10.

Note 15 – Industry Segment Information, page 58

5.
We note the increase in your foreign sales since 2009.  Please tell us how you considered the requirement to disclose revenues from external customers attributed to an individual foreign country and assets in an individual foreign country that are material.  Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

The Company respectfully submits that, for purposes of the industry segments presented in Note 15 to the financial statements included in the Form 10-K, there were no revenues from external customers attributed to an individual foreign country that were material.  The Company notes that, due to an acquisition, long-lived assets for two countries (Mexico and China) had reached the level of materiality in late 2011 that would have merited disclosure in Note 15, and that such countries had been erroneously omitted from the disclosure.

The Company further advises the Staff that, in future annual filings, the Company will disclose revenues and assets of individual foreign countries if such revenues or assets in any individual foreign country are material.

*     *     *

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
June 14, 2012

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5644.

Very truly yours,

/s/ Jay O. Rothman

Jay O. Rothman

cc:	Gary Newberry
Lynn Dicker
Securities and Exchange Commission
Mark J. Gliebe
Chuck A. Hinrichs
Peter C. Underwood
Peter Rowley
Joan A. LaCroix
Regal Beloit Corporation
Benjamin F. Garmer, III
Jessica Lochmann Allen
Foley & Lardner LLP